December 17, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Gary Newberry

Re:	PostRock Energy Corporation Form S-4 Filed October 6, 2009 File No. 333-162366
Ladies and Gentlemen:
     Set forth below are the responses of PostRock Energy Corporation (“PostRock”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated November 2, 2009, with respect to the above-captioned filing.
     For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. PostRock’s response to each comment or request is set forth immediately below the text of the applicable comment or request. PostRock is concurrently filing Amendment No. 1 to the Form S-4 via EDGAR. Five marked copies of the amendment are included to facilitate your review.
General
1.	We note that Quest Energy Partners, L.P. filed a registration statement on Form S-1, file number 333-152489, on July 24, 2008. Please tell us what QELP intends to do with this registration statement. If QELP does not intend to go forward with this offering, please withdraw the registration statement.
     Response: QELP no longer intends to go forward with this offering and has filed a request to withdraw the registration statement on Form S-1, file number 333-152489.
2.	The Forms 10-K for Quest Resource Corporation and Quest Energy Partners, L.P. currently are under review by the staff. Please be advised all comments to these filings must be resolved prior to any request for acceleration of the effective date of the PostRock registration statement.
     Response: We acknowledge the Staff’s comment.
3.	Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

     Response: We acknowledge this comment and have taken it into account in preparing the responses to the Staff’s comments.
4.	Once you have filed all exhibits, including your legal and tax opinions, we will require sufficient time to review these.
     Response: We acknowledge the Staff’s comment and supplementally advise the Staff that all remaining exhibits have been filed as exhibits to Amendment No. 1 to the Form S-4.
5.	We remind you of the requirements to update your financial statements and related disclosure throughout the filing to comply with the requirements of Article 3-12 of Regulation S-X.
     Response: We acknowledge the Staff’s comment and have updated our financial statements and related disclosure throughout the filing in compliance with the requirements of Article 3-12 of Regulation S-X.
Summary
6.	Please eliminate from page 13 the phrase that the summary of the Mitchell Energy opinion set forth in this joint proxy statement/prospectus is “qualified in its entirety” by reference to the full text of the written opinion. The information you provide in the prospectus must be materially complete and the words “in its entirety” suggest that the prospectus summary may not be materially complete. Note that this language is also inappropriately used other places, and should also be revised accordingly.
     Response: We have revised the disclosure on page 13 and the disclosures in other places throughout the joint proxy statement/prospectus in response to the Staff’s comment.
Ownership Structure Before and After the Recombination, page 11
7.	We note that general partner interests in QELP will remain outstanding after the recombination. Please tell us how this is reflected in the chart on page 12.
     Response: We have revised the disclosure on pages 2, 10 and F-8 to make clear that the general partner interests in QELP will be cancelled for no consideration as part of the recombination. We supplementally advise the Staff that, pursuant to Section 1.4 of the Merger Agreement, as described on page 118, following the QELP merger, QELP, as a wholly-owned subsidiary of QRCP, will convert into a Delaware limited liability company. In the conversion, the general partner interests of QELP, all of which are owned by Quest Energy GP, LLC (“QEGP”), will be canceled for no consideration, and the common units of QELP, all of which are owned by QRCP, will be converted into limited liability company interests of the resulting limited liability company. QEGP will then merge with and into that limited liability company. The chart on page 12 reflects the resulting structure after all transactions contemplated by the Merger Agreement have occurred, including the conversion of QELP and the merger of QEGP into the resulting limited liability company. We do not believe that a full discussion of this post-merger internal restructuring of QELP and QEGP in the summary is material to investors.
Opinion of QRCP’s Financial Advisor, page 13
8.	In this section, please disclose that you chose Mitchell Energy as QRCP’s financial advisor in part because of the significantly lower fee charged by Mitchell Energy.
     Response: We have revised the disclosure on page 13 in response to the Staff’s comment.
Risk Factors, page 27
9.	Your risk factors state in various places that “there can be no assurance” or use similar language, when the real risk is not your inability to give assurance but the underlying situation. Please revise to eliminate all such language from this section. Further, please eliminate language that mitigates or qualifies the risk that you present.
     Response: We have revised the disclosures throughout the Risk Factors section to eliminate such language in response to the Staff’s comment.
There will be material differences between the current rights of QRCP stockholders..., page 29
10.	In this risk factor, please discuss the fact that PostRock shareholders are not allowed to act by written consent, and that the affirmative vote of holders of at least 80% of the voting power of PostRock is required to alter or amend this provision in PostRock’s certificate of incorporation.
     Response: We have revised the disclosure on page 29 in response to the Staff’s comment.
Financial projections by QRCP, QELP and QMLP may not prove accurate., page 29
11.	Please expand this risk factor to disclose that, as disclosed on page 105, several of the assumptions have already been shown to be inaccurate. For example, management assumed that the MGE contract for firm capacity on the KPC Pipeline would be renewed for similar volumes, which management no longer assumes will be the case.
     Response: We have revised the disclosure on pages 29 and 30 in response to the Staff’s comment.
QRCP and QELP have restated certain of their historical financial statements..., page 36

12.	Please revise this risk factor heading and discussion to identify a specific risk to the companies or to PostRock.
     Response: We have combined this risk factor with the risk factor concerning material weaknesses in internal control over financial reporting and have revised the disclosure on pages 35 and 36 in response to the Staff’s comment.
If the recombination is delayed or not consummated or if the merger agreement is terminated..., page 37
13.	In your next amendment, please provide updated disclosure with respect to the $29.8 million of indebtedness under QELP’s second lien loan agreement, which had been extended to October 31, 2009. Similarly, provide updated disclosure with respect to the redetermination date of QELP’s revolving credit agreement, which is expected to occur no later than November 1, 2009.
     Response: We have revised the disclosure on pages 37, 88, 89 and 172-174 in response to the Staff’s comment.
PostRock will be highly leveraged, page 40
14.	Please disclose in this risk factor that, as discussed on page 167, as of the date of filing this joint proxy statement/prospectus, PostRock does not have commitment letters from the lenders with respect to a new facility or any amendments to existing facilities; therefore, the actual agreements may materially change from what is expected and discussed herein.
     Response: We have revised the disclosure on page 40 and throughout the joint proxy statement/prospectus to reflect the amendments to the existing facilities that have now been executed.
15.	Please expand this risk factor to quantify the total commitments you have due, including pursuant to your term loan and revolving credit facility, within the next 1-3 years and the next 4-5 years, as discussed on page 171.
     Response: We have revised the disclosure on page 40 in response to the Staff’s comment.
Risks Related to the Ownership of PostRock Common Stock, page 58
16.	Please add risk factor discussion regarding the fact that, no later than the first half of 2010, PostRock will need to raise a significant amount of equity capital to fund its drilling program and pay down outstanding indebtedness, including principal, interest and fees of approximately $21 million due under QRCP’s credit agreement on July 11, 2010. Discuss the risk of dilution and any other relevant risks.

     Response: We have added additional disclosure on page 58 in response to the Staff’s comment.
Background of the Recombination, page 69
17.	Please clarify, for each board meeting you discuss, whether Mr. Lawler was present and, if so, his role at these meetings. We note that he has multiple roles at QRCP, QEGP and QMGP.
     Response: We have revised the disclosures as requested throughout the Background of the Recombination section to clarify Mr. Lawler’s role at each of the board meetings discussed.
18.	You state that at the September 23, 2008 meeting of the QMGP board, “the cash crisis at QRCP was becoming apparent.” Please specify the nature of QRCP’s cash crisis at that time. For example, you discuss that QELP and QMLP suspended distributions to QRCP in the third quarter. Discuss when QRCP expected these distributions and when the suspensions occurred, and quantify QRCP’s cash shortfall as of the September 23, 2008 meeting.
     Response: We have added on page 71 additional disclosure to the description of the actions taken on September 13, 2008 to indicate the magnitude of the cash shortfall that QRCP was anticipating even if it continued to receive distributions from QELP. The information available to the QMGP board as of September 23, 2008 had not changed significantly since September 13, 2008. The final decision regarding the suspension of distributions with respect to the third quarter (which normally would have been payable on November 14, 2008) was not made until late October 2008 in connection with the amendment to the QELP credit facilities. Additional disclosure has been added to the description of the October 2008 credit agreement amendments on page 72 to reflect this fact.
19.	Please briefly discuss the reasons for the resignation of Eide Bailly LLP as QRCP’s and QELP’s registered public accounting firm and the impact, if any, on the Quest entities’ deliberations as to their options and alternatives.
     Response: Additional disclosure has been added to pages 72 and 75 in response to the Staff’s comment.
20.	On page 74, you state that the QRCP directors were not interested in exploring either of the options considered in the December 2, 2008 telephone meeting between the QMGP board and Morgan Stanley. Please clarify when these two options were formulated and by whom and when they were presented to the QRCP directors for consideration.
     Response: We have revised the disclosure on page 74 to clarify when the two options considered at the December 2, 2008 telephone meeting were formulated and by whom and when such options were presented to the QRCP directors.
21.	Please expand to discuss the nature of the financial model Morgan Stanley prepared for the QMGP board on December 18, 2008.

     Response: Additional disclosure has been added on page 75 to clarify that the financial model was prepared by Tudor Pickering and not by Morgan Stanley, and to describe the nature of the model.
22.	Please expand to discuss the nature of revisions to the financial models that management requested on January 29, 2009 from Tudor Pickering based on the input from the directors and other financial advisors.
      Response: Additional disclosure has been added to pages 76 and 77 in response to the Staff’s comment.
23.	Please expand to explain why non-management members of the QMGP board, its counsel and Morgan Stanley also met with members of the QEGP conflicts committee and Stifel Nicolaus to further prepare for the February 11, 2009 meeting.
     Response: Additional disclosure has been added to page 77 in response to the Staff’s comment.
24.	With respect to the presentation at the February 11, 2009 meeting, please expand to discuss what assumptions were used in defining the base case, the upside case and the blow down case.
     Response: Additional disclosure has been added to page 77 in response to the Staff’s comment.
25.	Please clarify the nature of the management assumptions, as distributed in March 2009, that Stifel Nicolaus and Morgan Stanley thought were “unrealistic” and the nature of the assumptions they used as replacements.
     Response: We have revised the disclosure on pages 78 and 79 to provide further clarification in response to the Staff’s comment.
QEGP’s Reasons for the Recombination and Recommendations of QEGP’s Conflicts Committee and QEGP’s Board of Directors, page 90
26.	Please explain in better detail why these would be negative factors with respect to the recombination:
•	That QRCP has the right to veto an alternative transaction for QELP even if that transaction were more favorable for QELP’s public unitholders.

•	That, pursuant to the terms of the merger agreement, QELP is obligated to pay a termination fee if the merger agreement is terminated in certain instances, which may, among other things, deter others from proposing an alternative transaction that might be more advantageous to QELP’s common unitholders.

For example, clarify if these factors weigh for or against QELP approving the recombination and why. Provide similar clarification with respect to the second bullet point above with respect to QMLP.
     Response: We have revised the disclosure on pages 96 and 98 to provide further clarification in response to the Staff’s comment. As each of these factors appears under the list of negative factors considered, we believe that, with the additional clarification provided, it is clear that such factors were considered by the respective conflicts committees of QELP and QMLP as weighing against approval of the recombination.
Opinion of QRCP’s Financial Advisor
27.	Provide further detail as to the qualifications of Mitchell Energy to provide the fairness opinion. For example, discuss whether Mitchell Energy had provided fairness opinions for companies similar in size and nature to the Quest entities and for transactions similar to the one contemplated herein. Please provide similar disclosure with respect to QEGP’s financial advisor, Stifel Nicolaus.
     Response: Additional disclosures have been added regarding the qualification of Mitchell Energy on pages 81 and 99 in response to the Staff’s comment. With respect to Stifel Nicolaus, we note that the discussion under the caption “The Recombination — Opinion of QEGP’s Conficts Committee’s Financial Advisor” includes a description of Stifel Nicolaus as a “nationally recognized investment banking firm with substantial expertise in transactions similar to the QELP merger.”
28.	In this section, please briefly disclose the method of selection of Mitchell Energy. In this regard, we note that in April or May of 2009, the QRCP board chose to replace QRCP’s prior financial advisor, Tudor Pickering, with Mitchell Energy because the fee charged by Mitchell Energy was significantly less than that of Tudor Pickering.
     Response: We have disclosed the method of selection of Mitchell Energy as QRCP’s financial advisor on page 99 in response to the Staff’s comment.
29.	Please also disclose any instructions Mitchell Energy received from the QRCP or its affiliates, and any limitation imposed by QRCP on the scope of the investigation. For example, we note the statement on page 99 that Mitchell Energy’s net asset value analysis was based on guidance from management.
     Response: We have revised the disclosure on page 103 to remove the impression that QRCP or its affiliates provided Mitchell Energy with any instructions or placed any limitations on the scope of its evaluation.
Valuation Analyses and Methodologies, page 98
30.	Please quantify the NYMEX strip pricing as of June 23, 2009.

     Response: Additional disclosure has been added to page 101 in response to the Staff’s comment.
31.	Please expand the discussion of the comparable public companies analysis. For example, with respect to the discussion of the selection of the peer companies listed on page 99, tell us whether any additional companies fit within the criteria disclosed but were not analyzed, and if so, why not. Given that QMLP is not a public company, please explain how a “comparable public companies” analysis is or is not relevant.
     Response: Additional disclosure has been added to page 102 in response to the Staff’s comment.
32.	Please expand the discussion of the net asset value analysis to provide additional detail on the steps of the valuation analysis. For example, please disclose the method used in arriving at management’s estimate of the value of QRCP’s undeveloped acreage and natural gas gathering system, and of QELP’s “other” assets. As another example, discuss why the financial advisor discounted QMLP’s future cash flows at 10%, and discounted QELP’s future cash flows at 15%.
     Response: Additional disclosure has been added to page 103 in response to the Staff’s comment.
Opinion of the QEGP Conflicts Committee’s Financial Advisor, page 101
33.	Similarly, please expand your discussion of the financial analysis to provide additional detail on the steps of the valuation analysis. For example, discuss why Stifel Niclaus used the various discount rates disclosed in this section. As another example, discuss how the financial advisor arrived at the variables incorporated into its analysis, such as the value of QMLP’s KPC Pipeline and the settlement cost to QELP of certain litigation.
     Response: Additional disclosure has been added to pages 107 and 108 in response to the Staff’s comment.
QRCP and QELP Financial Projection Summary, page 106
34.	We note your disclosure of page 106 regarding the use of EBITDA as it relates to your financial projections provided to support the basis for the fairness opinions received by third parties. Your current disclosures state EBITDA should not be considered a measure of liquidity or an indicator of financial performance. Please expand your disclosure to explain how the disclosure of EBITDA was used in the financial projections provided in preparation of the fairness opinions.
     Response: We have revised the disclosure on page 110 in response to the Staff’s comment.

Liquidity and Capital Resources, page 167
35.	The disclosures provided here and on page 170 do not address your sources or uses of cash provided by your historical operating, investing and financing activities. Revise this disclosure to provide such discussion as required by Regulation S-K Item 303(a)(1) and related Instruction 5 to paragraph 303(a). This discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows.
     Response: We have added additional disclosure on page 171 in response to the Staff’s comment.
Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-4
36.	Your introductory paragraph describes that the pro forma financial statements present the proposed recombination of QRCP, QELP and QMLP. Provide an explanation in your introduction to clarify to your readers why the historical financial statements of QRCP, and not those of QELP and QMLP, are presented to prepare the pro forma PostRock financial statements.
     Response: We have added additional disclosure on page F-4 in response to the Staff’s comment.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-8
37.	Currently, your pro forma adjustments in note (a) reflect net amounts. Please revise your disclosure of the pro forma adjustments to equity to separately account for the removal of common stock accounts of QRCP historical and the issuance of new equity shares and interests of PostRock in connection with the recombination.
     Response: We have revised the line items for common stock and additional paid-in capital on page F-5 in response to the Staff’s comment.
38.	Provide an explanation as to why income tax benefits have not been provided for the pro forma losses of PostRock.
     Response: We have revised the disclosure on page F-8 in response to the Staff’s comment.
39.	We note your disclosure on pages 133 and 134 regarding limitations on PostRock’s ability to utilize pre-transaction net operating loss carryforwards after the effective date of the recombination. Please tell us what consideration you gave to these limitations when preparing the pro forma financial statements and the need to record adjustments for any changes in realizability of the recorded deferred tax assets associated with these net operating losses.
     Response: When preparing the pro forma financial statements, we considered the effect of the limitations on PostRock’s ability to utilize pre-transaction net operating loss (“NOL”) carryforwards after the effective date of the recombination and concluded that no pro forma adjustments were necessary. As of June 30, 2009, the historical financial statements of QRCP contained deferred tax assets of approximately $138 million, which included approximately $73 million relating to NOL carryforwards, and deferred tax liabilities of zero. The resulting net deferred tax asset of $138 million was offset 100% by a valuation allowance based on our conclusion that it was more likely than not that the deferred tax assets would not be realized. Any limitations on PostRock’s ability to utilize the NOL carryforwards as a result of the recombination would not change the realizability of the deferred tax assets associated with the NOLs as we had previously concluded that it was more likely than not they would not be realized.
40.	Provide pro forma reserve information as required by Staff Accounting Bulletin Topic 2.D, question 6.
     Response: We have added additional disclosure related to pro forma reserves on pages F-9 and F-10 in response to the Staff’s comment.
Signatures
41.	Form S-4 requires the signatures of at least a majority of the board of directors or persons performing similar functions. Please advise us as to how you have met this requirement.
     Response: As of the date of filing Mr. Lawler was the sole director of PostRock, and as such the requirement that the registration statement be signed by at least a majority of the board of directors was met. We supplementally advise the Staff that consents from each person who is expected to become a director of PostRock following the recombination were also included as Exhibit 99.3.
Engineering Comments
Risk Factors, page 27
As a result of their financial condition, QRCP and QELP have had to significantly reduce their capital expenditures, which will ultimately reduce cash flow and result in the loss of some leases., page 40
42.	We note your statement, “The effect of this reduced capital expenditures and drilling program is that QELP may not be able to maintain its reserves levels and that QRCP and QELP may lose leases that require a certain level of drilling activity.” This statement is inconsistent with the reasonable certainty of economic recovery necessary to claim proved undeveloped reserve. Please delete any proved undeveloped reserves that you booked to these expiring leases or provide us with support for your position.
     Response: To date, neither QELP nor QRCP has lost any significant reserves because of an inability to drill. Each has been drilling the minimum number of wells necessary to maintain leases that have proved undeveloped reserves. All that is required to maintain leases in most cases is to drill the wells, not to complete or connect them, and the cost to drill a well in the Cherokee Basin is insignificant at less than $25,000 per well. Once the well is drilled, if no gathering pipeline is on the lease, a shut-in royalty is paid. Even though the reduction in capital expenditures by QELP and QRCP has only resulted in the loss of a de minimis amount of reserves, we believed that a risk factor on the possibility of losing leases was appropriate because of the continued uncertainty related to our credit facilities and access to capital in general.
PostRock’s identified drilling location inventories will be developed over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling, resulting in temporarily lower cash from operations, which may impact PostRock’s results of operations, page 49
43.	You state, “Because of these uncertainties, it is unlikely that all of the numerous drilling locations identified will be drilled within the timeframe specified in the reserve report or will ever be drilled, and PostRock does not know if it will be able to produce gas from these or any other potential drilling locations.” As these “uncertainties” were extant at year-end 2008, this statement is inconsistent with the reasonable certainty of economic recovery necessary to claim proved undeveloped reserves for undrilled locations. Please revise your disclosed PUD reserves to reflect only those volumes that are reasonably certain of economic recovery. Advise us of the status of the six PUD locations scheduled to be drilled in the fourth quarter of 2009.
     Response: We acknowledge the SEC rule that provides that in order to book PUD reserves, we must have a reasonable certainty that wells can be drilled within 5 years. We note that not all PUD locations were included in the report because many were at that time uneconomic due to year end prices. Furthermore, at the time the reserve report was prepared and since that time, management had an expectation, that they believed was reasonable, that the capital necessary to drill the wells would be available when needed to develop the wells in accordance with the development schedule assumed in the reserve report. In that respect, we note that the reserve report contemplated only 6 wells being drilled in 2009, all of which were drilled, and 141 wells being drilled in 2010. Management’s belief, in part, was based on discussions with its lenders regarding the new well development assumptions to be used in preparing the reserve report. Even though we believe that we will be able to obtain the necessary capital to develop our properties in accordance with the schedule set forth in our reserve report, since we did not have committed lines of credit for such amounts, we thought it was prudent to include appropriate cautionary disclosures.
     We confirm that the six PUD locations scheduled to be drilled in 2009 have been drilled, as set forth in the table on page 185.

     In response to the Staff’s comment, the disclosure in the penultimate sentence of this risk factor on page 50 has been revised to clarify that it is possible that not all of the wells will be drilled, rather than saying it is unlikely they will be drilled.
The Recombination, page 69
Net Asset Value Analysis, page 99
44.	We note your statement, “Mitchell Energy’s net asset value analysis was based on guidance from management and estimates of proved reserves prepared by QRCP and provided to Mitchell Energy on June 26, 2009 based on estimates of proved reserves prepared by QRCP and audited by Cawley, Gillespie & Associates, Inc. with an effective date of December 31, 2008.” Please amend your document to identify the material differences between the reserve volumes “audited by Cawley, Gillespie & Associates, Inc.” and the proved reserves you disclosed for year-end 2008.
     Response: We have revised the disclosure on page 103 to clarify that Mitchell Energy was provided an internal reserve report that updated the December 31, 2008 reserve report audited by Cawley, Gillespie & Associates, Inc. for current prices, changes in derivative contracts since December 31, 2008, production since December 31, 2008 and new wells drilled since December 31, 2008.
QELP Financial Projection Summary, page 106
45.	The “Total Revenue” under “2009E” is $150.9 million and the “Total Volume (BCF)” is 21.5. This requires a gas price of about $7/MCFG. Given that the arithmetic average Henry Hub gas price for the first three quarters of 2009 is about $3.80/MMBTU and the highest price during that period was $5.98 on January 9, 2009, please expand your disclosure to explain the past realizations and future assumptions necessary for the revenues you projected for 2009. Include figures for the in-place derivative contracts and futures strip pricing you referenced on page 107 as well as any other item material to this analysis.
     Response: We have added additional disclosure on page 111 in response to the Staff’s comment.
Business of PostRock, page 172
Oil and Gas Production, page 173
46.	We note your statement, “Typical Marcellus Shale wells have a predictable production, profile and a standard economic life of approximately 50 years.” Please reconcile this statement with the facts that (i) the first economic horizontal Marcellus wells were reportedly drilled in 2003, (ii) volumetric reserve estimates for such reservoirs are historically unreliable and (iii) there is no assurance for the recovery of well costs.

     Response: We have revised the disclosure on page 178 to change the reference from “standard economic life” to “estimated productive life” in response to the Staff’s comment. We note that data on horizontal wells drilled by both Chesapeake Energy Corporation and Range Resources Corporation in the Marcellus Shale is publicly available and it is standard in the industry for engineers to extrapolate from such data to determine the estimated productive life of a well. Based on this industry data, our engineers have determined that the estimated productive life of a typical horizontal Marcellus Shale well is approximately 50 years.
Cherokee Basin Projects, page 175
47.	We note your statement, “Our typical Cherokee Basin multi-seam CBM well has net reserves of 130 Mmcf.” It appears this should be gross (8/8ths) proved ultimate recovery. Please advise or revise.
     Response: We concur with the Staff that 130 Mmcf actually is gross proved recovery. Since royalties and other expenses come out of production, it is our practice to report production based on a net basis. Therefore, we have changed the disclosure on page 180 from net reserves of 130 Mmcf to net reserves of 105 Mmcf.
Production Volumes, Sales Prices and Production Costs, page 178
48.	Please amend the disclosure of your historical oil and gas prices to present the effects of your hedging arrangements.
     Response: We have amended our disclosure on page 183 in response to the Staff’s comment.
Notes to Consolidated Financial Statements, page F-15
Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-79
Oil and Gas Reserve Quantities, page F-81
49.	Paragraph 11 of FAS 69 requires the explanation of “significant changes” to your disclosed proved reserves. We note the detailed explanation of your proved reserve revisions on pages 44 and 69. Please amend your document here to explain these changes with detail similar to that on those prior pages.
     Response: We have amended our disclosure on pages F-83 and F-84 in response to the Staff’s comment. In addition, QRCP commits to include the same disclosure in any applicable future Form 10-K.
*       *       *       *       *

     Please direct any questions that you have with respect to the foregoing to David Lawler at (405) 702-7487 or to David Klvac at (405) 815-4304.
Very truly yours,
PostRock Energy Corporation

cc:	Joshua Davidson, Baker Botts L.L.P.
Laura Lanza Tyson, Baker Botts L.L.P.
Patrick J. Respeliers, Stinson Morrison Hecker, LLP
Scott J. Davis, Mayer Brown LLP
Shannon Buskirk
Ron Winfrey
Doug Brown
Anne Nguyen Parker